FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 01 , 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc ("RBS")

Divisional Reorganisation and Group Reporting Changes (effective 1 January 2012)

This announcement provides details of the changes to the Group structure announced in January 2012 and restates the segmental results for 2011 and 2010 on the new divisional basis. To further aid historic comparison ahead of the Group's first quarter 2012 results, restated first and fourth quarter 2011 financial information is also contained within. A spreadsheet containing this financial information will also be available at www.rbs.com/ir.

While these restatements affect the reported results of the divisions that comprise the Group's business, they have no impact on the Group's overall Income Statement, Balance Sheet or other primary statements.

Details of this reorganisation are set out below.

Divisional reorganisation
________________________________________________________________________________________________________________________________________________________________________________

Organisational change
In January 2012, the Group announced changes to its wholesale banking operations in light of a changed market and regulatory environment.  The changes have seen the reorganisation of the Group's wholesale businesses into 'Markets' and 'International Banking' and the proposed exit and/or downsizing of selected activities. The changes will ensure the wholesale businesses continue to deliver against the Group's strategy.

The changes will include an exit from cash equities, corporate broking, equity capital markets and mergers and acquisitions advisory businesses. Significant reductions in balance sheet, funding requirements and cost base in the remaining wholesale businesses will be implemented.

The GBM and GTS divisions have been reorganised as follows:

●
o
        The 'Markets' division will maintain its focus on fixed income, with strong positions in debt capital raising, securitisation, risk management, foreign exchange and rates. It will serve the corporate and institutional clients of all Group businesses.

●
o
        GBM's corporate banking business has combined with the international businesses of our GTS arm into a new 'International Banking' division which provides clients with a 'one-stop shop' access to the Group's debt financing, risk management and payments services. This international corporate business will ultimately be self-funded through its stable corporate deposit base.

●
o
        The domestic small and mid-size corporates currently served within GTS will be managed within RBS's domestic corporate banking businesses in the UK, Ireland (Ulster Bank) and the US (US Retail & Commercial).

Our wholesale businesses will be retaining their international footprint to ensure that they can serve our customers' needs globally. We believe that, despite current challenges to the sector, wholesale banking services can play a central role in supporting cross border trade and capital flows, financing requirements and risk management and we remain committed to this business.

Group Reporting Changes
________________________________________________________________________________________________________________________________________________________________________________

Revised allocation of Group Treasury costs
In the first quarter of 2012, the Group revised its allocation of funding and liquidity costs and capital for the new divisional structure as well as for a new methodology. The new methodology is designed to ensure that the allocated funding and liquidity costs more fully reflect each division's funding requirement. Comparatives have been restated.

Revised divisional return on equity ratios
For the purposes of divisional return on equity ratios, notional equity has been calculated as a percentage of the monthly average of divisional risk-weighted assets (RWAs), adjusted for capital deductions. Historically, notional equity was allocated at 9% of RWAs for the Retail & Commercial divisions and 10% of RWAs for Global Banking & Markets.  This has been revised and 10% of RWAs is now applied to both the Retail & Commercial and Markets divisions.

Fair Value of own Debt and Derivative Liabilities
The Group had previously excluded changes in the fair value of own debt (FVOD) in presenting the underlying performance of the Group on a managed basis given it is a volatile non-cash item. To better align our managed view of performance, movements in the fair value of own derivative liabilities (FVDL), previously incorporated within Markets operating performance, are now combined with the movement in FVOD in a single measure, 'Own Credit Adjustments' (OCA). Group and Markets operating results have been adjusted to reflect this change which does not affect profit/(loss) before and after tax.

Q1 2012 Results
The Group's results for the first quarter of 2012 will be announced on Friday 4 May. These results will be reported on the new divisional and Group reporting basis as described above. A financial supplement showing restated financial information for the last eight quarters will be available on the day at www.rbs.com/ir.

For further information please contact:

Richard O'Connor
Head of Investor Relations
+ 44 (0)20 7672 1758

Group Media Centre
+44 (0) 131 523 4205

Forward-looking statements
Certain sections in this document contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'believes', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'target', 'goal', 'objective', 'will', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on such expressions. The forward-looking statements contained in this document speak only as of the date of this announcement, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Divisional Restatements
__________________________________________________________________________________________________________________________________________________________________________________

Total income	Year ended 31 December 2010				Year ended 31 December 2011
	As previously reported	Adjustment		Restated	As previously reported	Adjustment		Restated
	£m	£m		£m	£m	£m		£m

UK Retail	5,415	(24)		5,391	5,478	30		5,508
UK Corporate	3,895	901		4,796	3,860	1,003		4,863
Wealth	1,056	(21)		1,035	1,177	(73)		1,104
International Banking	-	3,277		3,277	-	2,555		2,555
Global Transaction Services	2,561	(2,561)		-	2,251	(2,251)		-
Ulster Bank	975	78		1,053	907	40		947
US Retail & Commercial	2,946	116		3,062	2,900	137		3,037

Retail & Commercial	16,848	1,766		18,614	16,573	1,441		18,014
Markets	-	6,233		6,233	-	4,415		4,415
Global Banking & Markets	7,912	(7,912)		-	5,941	(5,941)		-
Direct Line Group	4,239	-		4,239	3,807	-		3,807
Central Items	699	55		754	250	35		285

Core	29,698	142		29,840	26,571	(50)		26,521
Non-Core	2,964	(210)		2,754	1,206	(18)		1,188

Total	32,662	(68)	(1)	32,594	27,777	(68)	(1)	27,709

	Quarter ended 31 March 2011				Quarter ended 31 December 2011
	As previously reported	Adjustment		Restated	As previously reported	Adjustment		Restated
	£m	£m		£m	£m	£m		£m

UK Retail	1,380	10		1,390	1,313	(4)		1,309
UK Corporate	1,021	241		1,262	925	252		1,177
Wealth	281	(10)		271	303	(23)		280
International Banking	-	647		647	-	593		593
Global Transaction Services	542	(542)		-	573	(573)		-
Ulster Bank	220	12		232	220	6		226
US Retail & Commercial	694	33		727	751	39		790

Retail & Commercial	4,138	391		4,529	4,085	290		4,375
Markets	-	2,108		2,108	-	692		692
Global Banking & Markets	2,380	(2,380)		-	912	(912)		-
Direct Line Group	1,006	-		1,006	863	-		863
Central Items	23	12		35	63	6		69

Core	7,547	131		7,678	5,923	76		5,999
Non-Core	486	(51)		435	(304)	26		(278)

Total	8,033	80	(1)	8,113	5,619	102	(1)	5,721

Note:

(1) Net adjustment to total income reflects the movement of FVDL to OCA, with such movements now shown below operating profit.

Divisional Restatements
__________________________________________________________________________________________________________________________________________________________________________________

Operating profit/(loss)	Year ended 31 December 2010				Year ended 31 December 2011
	As previously reported	Adjustment		Restated	As previously reported	Adjustment		Restated
	£m	£m		£m	£m	£m		£m

UK Retail	1,372	(24)		1,348	1,991	30		2,021
UK Corporate	1,463	430		1,893	1,414	510		1,924
Wealth	304	(21)		283	321	(73)		248
International Banking	-	1,311		1,311	-	755		755
Global Transaction Services	1,088	(1,088)		-	743	(743)		-
Ulster Bank	(761)	78		(683)	(1,024)	40		(984)
US Retail & Commercial	306	43		349	479	58		537

Retail & Commercial	3,772	729		4,501	3,924	577		4,501
Markets	-	2,724		2,724	-	899		899
Global Banking & Markets	3,364	(3,364)		-	1,561	(1,561)		-
Direct Line Group	(295)	-		(295)	454	-		454
Central Items	577	53		630	156	35		191

Core	7,418	142		7,560	6,095	(50)		6,045
Non-Core	(5,505)	(210)		(5,715)	(4,203)	(18)		(4,221)

Total	1,913	(68)	(1)	1,845	1,892	(68)	(1)	1,824

	Quarter ended 31 March 2011				Quarter ended 31 December 2011
	As previously reported	Adjustment		Restated	As previously reported	Adjustment		Restated
	£m	£m		£m	£m	£m		£m

UK Retail	508	10		518	461	(3)		458
UK Corporate	493	124		617	275	131		406
Wealth	80	(10)		70	96	(23)		73
International Banking	-	226		226	-	152		152
Global Transaction Services	187	(187)		-	197	(197)		-
Ulster Bank	(377)	12		(365)	(239)	6		(233)
US Retail & Commercial	80	14		94	157	20		177

Retail & Commercial	971	189		1,160	947	86		1,033
Markets	-	1,029		1,029	-	(109)		(109)
Global Banking & Markets	1,098	(1,098)		-	(95)	95		-
Direct Line Group	67	-		67	125	-		125
Central Items	(43)	11		(32)	85	4		89

Core	2,093	131		2,224	1,062	76		1,138
Non-Core	(1,040)	(51)		(1,091)	(1,308)	26		(1,282)

Total	1,053	80	(1)	1,133	(246)	102	(1)	(144)

Note:

(1) Net adjustment to operating profit reflects the movement of FVDL to OCA, with such movements now shown below operating profit.

Divisional Restatements (continued)
__________________________________________________________________________________________________________________________________________________________________________________

Risk-weighted assets	31 December 2010			31 December 2011
	As previously reported	Adjustment	Restated	As previously reported	Adjustment	Restated
	£bn	£bn	£bn	£bn	£bn	£bn

UK Retail	48.8	-	48.8	48.4	-	48.4
UK Corporate	81.4	2.8	84.2	76.1	3.2	79.3
Wealth	12.5	-	12.5	12.9	-	12.9
International Banking	-	51.7	51.7	-	43.2	43.2
Global Transaction Services	18.3	(18.3)	-	17.3	(17.3)	-
Ulster Bank	31.6	-	31.6	36.3	-	36.3
US Retail & Commercial	57.0	0.4	57.4	58.8	0.5	59.3

Retail & Commercial	249.6	36.6	286.2	249.8	29.6	279.4
Markets	-	110.3	110.3	-	120.3	120.3
Global Banking & Markets	146.9	(146.9)	-	151.1	(151.1)	-
Other	18.0	-	18.0	10.8	1.2	12.0

Core	414.5	-	414.5	411.7	-	411.7
Non-Core	153.7	-	153.7	93.3	-	93.3

Total	568.2	-	568.2	505.0	-	505.0

	31 March 2011
	As previously reported	Adjustment	Restated
	£bn	£bn	£bn

UK Retail	50.3	-	50.3
UK Corporate	79.3	3.0	82.3
Wealth	12.6	-	12.6
International Banking	-	45.7	45.7
Global Transaction Services	18.2	(18.2)	-
Ulster Bank	31.7	-	31.7
US Retail & Commercial	53.6	0.4	54.0

Retail & Commercial	245.7	30.9	276.6
Markets	-	114.3	114.3
Global Banking & Markets	146.5	(146.5)	-
Other	14.5	1.3	15.8

Core	406.7	-	406.7
Non-Core	128.5	-	128.5

Total	535.2	-	535.2

Divisional Restatements (continued)
__________________________________________________________________________________________________________________________________________________________________________________

UK Retail

	Year ended 31 December 2010				Year ended 31 December 2011
	Previously reported	Original Treasury Allocations	Revised Treasury Allocations	Revised	Previously reported	Original Treasury Allocations	Revised Treasury Allocations	Revised
	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	4,078	4	(28)	4,054	4,272	48	(18)	4,302
Non-interest income (net of insurance claims)	1,337	-	-	1,337	1,206	-	-	1,206

Total income	5,415	4	(28)	5,391	5,478	48	(18)	5,508

Direct expenses
- staff	(889)	-	-	(889)	(839)	-	-	(839)
- other	(480)	-	-	(480)	(437)	-	-	(437)
Indirect expenses	(1,514)	-	-	(1,514)	(1,423)	-	-	(1,423)

	(2,883)	-	-	(2,883)	(2,699)	-	-	(2,699)

Operating profit before impairment losses	2,532	4	(28)	2,508	2,779	48	(18)	2,809
Impairment losses	(1,160)	-	-	(1,160)	(788)	-	-	(788)

Operating profit	1,372	4	(28)	1,348	1,991	48	(18)	2,021

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Capital and balance sheet
Loans and advances to customers (gross)	108.4	-	-	108.4	110.8	-	-	110.8
Customer deposits	96.1	-	-	96.1	101.9	-	-	101.9
Assets under management (excluding deposits)	5.7	-	-	5.7	5.5	-	-	5.5
Risk-weighted assets	48.8	-	-	48.8	48.4	-	-	48.4

Divisional Restatements (continued)
__________________________________________________________________________________________________________________________________________________________________________________

UK Retail (continued)

	Quarter ended 31 March 2011				Quarter ended 31 December 2011
	Previously reported	Original Treasury Allocations	Revised Treasury Allocations	Revised	Previously reported	Original Treasury Allocations	Revised Treasury Allocations	Other adjustments	Revised
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	1,076	7	3	1,086	1,036	9	(13)	-	1,032
Non-interest income	304	-	-	304	277	-	-	-	277

Total income	1,380	7	3	1,390	1,313	9	(13)	-	1,309

Direct expenses
- staff	(215)	-	-	(215)	(200)	-	-	-	(200)
- other	(113)	-	-	(113)	(116)	-	-	-	(116)
Indirect expenses	(350)	-	-	(350)	(345)	-	-	1	(344)

	(678)	-	-	(678)	(661)	-	-	1	(660)

Operating profit before impairment losses	702	7	3	712	652	9	(13)	1	649
Impairment losses	(194)	-	-	(194)	(191)	-	-	-	(191)

Operating profit	508	7	3	518	461	9	(13)	1	458

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Capital and balance sheet
Loans and advances to customers (gross)	110.0	-	-	110.0	110.8	-	-	-	110.8
Customer deposits	96.1	-	-	96.1	101.9	-	-	-	101.9
Assets under management (excluding deposits)	5.8	-	-	5.8	5.5	-	-	-	5.5
Risk-weighted assets	50.3	-	-	50.3	48.4	-	-	-	48.4

Divisional Restatements (continued)
__________________________________________________________________________________________________________________________________________________________________________________

UK Corporate

	Year ended 31 December 2010					Year ended 31 December 2011
	Previously reported	Original Treasury Allocations	Transfer from Global Transaction Services	Revised Treasury Allocations	Revised	Previously reported	Original Treasury Allocations	Transfer from Global Transaction Services	Revised Treasury Allocations	Revised
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	2,572	15	244	169	3,000	2,585	140	259	108	3,092
Non-interest income	1,323	-	473	-	1,796	1,275	-	496	-	1,771

Total income	3,895	15	717	169	4,796	3,860	140	755	108	4,863

Direct expenses
- staff	(778)	-	(134)	-	(912)	(780)	-	(142)	-	(922)
- other	(359)	-	(52)	-	(411)	(335)	-	(55)	-	(390)
Indirect expenses	(534)	-	(279)	-	(813)	(546)	-	(288)	-	(834)

	(1,671)	-	(465)	-	(2,136)	(1,661)	-	(485)	-	(2,146)

Operating profit before impairment losses	2,224	15	252	169	2,660	2,199	140	270	108	2,717
Impairment losses	(761)	-	(6)	-	(767)	(785)	-	(8)	-	(793)

Operating profit	1,463	15	246	169	1,893	1,414	140	262	108	1,924

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Capital and balance sheet
Total third party assets	114.6	-	2.4	-	117.0	111.8	-	2.4	-	114.2
Loans and advances to customers (gross)	111.7	-	2.1	-	113.8	108.7	-	2.0	-	110.7
Customer deposits	100.0	-	24.5	-	124.5	100.9	-	25.4	-	126.3
Risk-weighted assets	81.4	-	2.8	-	84.2	76.1	-	3.2	-	79.3

Divisional Restatements (continued)
__________________________________________________________________________________________________________________________________________________________________________________

UK Corporate (continued)

	Quarter ended 31 March 2011					Quarter ended 31 December 2011
	Previously reported	Original Treasury Allocations	Transfer from Global Transaction Services	Revised Treasury Allocations	Revised	Previously reported	Original Treasury Allocations	Transfer from Global Transaction Services	Revised Treasury Allocations	Revised
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	689	27	62	33	811	634	39	63	22	758
Non-interest income	332	-	119	-	451	291	-	128	-	419

Total income	1,021	27	181	33	1,262	925	39	191	22	1,177

Direct expenses
- staff	(202)	-	(33)	-	(235)	(195)	-	(36)	-	(231)
- other	(90)	-	(14)	-	(104)	(86)	-	(13)	-	(99)
Indirect expenses	(131)	-	(68)	-	(199)	(135)	-	(70)	-	(205)

	(423)	-	(115)	-	(538)	(416)	-	(119)	-	(535)

Operating profit before impairment losses	598	27	66	33	724	509	39	72	22	642
Impairment losses	(105)	-	(2)	-	(107)	(234)	-	(2)	-	(236)

Operating profit	493	27	64	33	617	275	39	70	22	406

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Capital and balance sheet
Total third party assets	115.0	-	2.7	-	117.7	111.8	-	2.4	-	114.2
Loans and advances to customers (gross)	112.5	-	2.3	-	114.8	108.7	-	2.0	-	110.7
Customer deposits	100.6	-	23.8	-	124.4	100.9	-	25.4	-	126.3
Risk-weighted assets	79.3	-	3.0	-	82.3	76.1	-	3.2	-	79.3

Divisional Restatements (continued)
__________________________________________________________________________________________________________________________________________________________________________________

Wealth

	Year ended 31 December 2010				Year ended 31 December 2011
	Previously reported	Original Treasury Allocations	Revised Treasury Allocations	Revised	Previously reported	Original Treasury Allocations	Revised Treasury Allocations	Revised
	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	609	(54)	33	588	718	(71)	(2)	645
Non-interest income	447	-	-	447	459	-	-	459

Total income	1,056	(54)	33	1,035	1,177	(71)	(2)	1,104

Direct expenses
- staff	(382)	-	-	(382)	(413)	-	-	(413)
- other	(142)	-	-	(142)	(195)	-	-	(195)
Indirect expenses	(210)	-	-	(210)	(223)	-	-	(223)

	(734)	-	-	(734)	(831)	-	-	(831)

Operating profit before impairment losses	322	(54)	33	301	346	(71)	(2)	273
Impairment losses	(18)	-	-	(18)	(25)	-	-	(25)

Operating profit	304	(54)	33	283	321	(71)	(2)	248

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Capital and balance sheet
Loans and advances to customers (gross)	16.1	-	-	16.1	16.9	-	-	16.9
Customer deposits	37.1	-	-	37.1	38.2	-	-	38.2
Assets under management (excluding deposits)	33.9	-	-	33.9	30.9	-	-	30.9
Risk-weighted assets	12.5	-	-	12.5	12.9	-	-	12.9

Divisional Restatements (continued)
__________________________________________________________________________________________________________________________________________________________________________________

Wealth (continued)

	Quarter ended 31 March 2011				Quarter ended 31 December 2011
	Previously reported	Original Treasury Allocations	Revised Treasury Allocations	Revised	Previously reported	Original Treasury Allocations	Revised Treasury Allocations	Revised
	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	167	(21)	11	157	191	(16)	(7)	168
Non-interest income	114	-	-	114	112	-	-	112

Total income	281	(21)	11	271	303	(16)	(7)	280

Direct expenses
- staff	(100)	-	-	(100)	(96)	-	-	(96)
- other	(44)	-	-	(44)	(43)	-	-	(43)
Indirect expenses	(52)	-	-	(52)	(55)	-	-	(55)

	(196)	-	-	(196)	(194)	-	-	(194)

Operating profit before impairment losses	85	(21)	11	75	109	(16)	(7)	86
Impairment losses	(5)	-	-	(5)	(13)	-	-	(13)

Operating profit	80	(21)	11	70	96	(16)	(7)	73

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Capital and balance sheet
Loans and advances to customers (gross)	16.5	-	-	16.5	16.9	-	-	16.9
Customer deposits	37.5	-	-	37.5	38.2	-	-	38.2
Assets under management (excluding deposits)	34.4	-	-	34.4	30.9	-	-	30.9
Risk-weighted assets	12.6	-	-	12.6	12.9	-	-	12.9

Divisional Restatements (continued)
__________________________________________________________________________________________________________________________________________________________________________________

International Banking

	Year ended 31 December 2010
	Global Transaction Services as previously reported	Original Treasury Allocations	Transfer from Markets	Transfer to UK Corporate	Transfer to US Retail & Commercial	Revised Treasury Allocations	Other adjustments		Revised
	£m	£m	£m	£m	£m	£m	£m		£m

Income statement
Net interest income	974	(290)	1,008	(244)	(5)	(88)	(2)		1,353
Non-interest income	1,587	-	940	(473)	(131)	-	1		1,924

Total income	2,561	(290)	1,948	(717)	(136)	(88)	(1)		3,277

Direct expenses
- staff	(411)	-	(611)	134	17	-	-		(871)
- other	(159)	-	(179)	52	11	-	1		(274)
Indirect expenses	(894)	-	(163)	279	43	-	-		(735)

	(1,464)	-	(953)	465	71	-	1		(1,880)

Operating profit before impairment losses	1,097	(290)	995	(252)	(65)	(88)	-		1,397
Impairment losses	(9)	-	(86)	6	2	-	1		(86)

Operating profit	1,088	(290)	909	(246)	(63)	(88)	1		1,311

Capital and balance sheet	£bn	£bn	£bn	£bn	£bn	£bn	£bn		£bn

Total third party assets	25.2	-	56.3	(2.4)	(1.2)	-	-		77.9
Loans and advances	14.4	-	51.0	(2.1)	(0.1)	-	2.8	(1)	66.0
Customer deposits	69.9	-	0.8	(24.5)	(0.6)	-	(1.9)	(2)	43.7
Risk-weighted assets	18.3	-	36.6	(2.8)	(0.4)	-	-		51.7

Notes:

(1)	International Banking is managed against combined Loan and Advances to Customers and Banks. Global Transaction Services was managed principally against Loans and Advances to Customers only.
(2)
Transfers to US Retail and Commercial Customer Deposits exclude repurchase agreements.  Global Transaction Services was managed on Customer Deposits including repurchase agreements in Customer Deposits.

Divisional Restatements(continued)
_________________________________________________________________________________________________________________________________________________________________________________

International Banking (continued)

	Year ended 31 December 2011
	Global Transaction Services as previously reported	Original Treasury Allocations	Transfer from Markets	Transfer to UK Corporate	Transfer to US Retail & Commercial	Revised Treasury Allocations	Other adjustments		Revised
	£m	£m	£m	£m	£m	£m	£m		£m

Income statement
Net interest income	1,076	(356)	871	(259)	(7)	(123)	(3)		1,199
Non-interest income	1,175	-	818	(496)	(133)	-	(8)		1,356

Total income	2,251	(356)	1,689	(755)	(140)	(123)	(11)		2,555

Direct expenses
- staff	(375)	-	(491)	142	19	-	(1)		(706)
- other	(113)	-	(182)	55	13	-	1		(226)
Indirect expenses	(854)	-	(180)	288	46	-	-		(700)

	(1,342)	-	(853)	485	78	-	-		(1,632)

Operating profit before impairment losses	909	(356)	836	(270)	(62)	(123)	(11)		923
Impairment losses	(166)	-	(11)	8	1	-	-		(168)

Operating profit	743	(356)	825	(262)	(61)	(123)	(11)		755

Capital and balance sheet	£bn	£bn	£bn	£bn	£bn	£bn	£bn		£bn

Total third party assets	25.9	-	47.8	(2.4)	(1.3)	-	(0.1)		69.9
Loans and advances	15.8	-	43.4	(2.0)	(0.2)	-	3.3	(1)	60.3
Customer deposits	71.7	-	0.6	(25.4)	(0.5)	-	(1.3)	(2)	45.1
Risk-weighted assets	17.3	-	30.8	(3.2)	(0.5)	-	(1.2)		43.2

Notes:

(1)	International Banking is managed against combined Loan and Advances to Customers and Banks. Global Transaction Services was managed principally against Loans and Advances to Customers only.
(2)
Transfers to US Retail and Commercial Customer Deposits exclude repurchase agreements.  Global Transaction Services was managed on Customer Deposits including repurchase agreements in Customer Deposits.

Divisional Restatements (continued)
__________________________________________________________________________________________________________________________________________________________________________________

International Banking (continued)

	Quarter ended 31 March 2011
	Global Transaction Services as previously reported	Original Treasury Allocations	Transfer from Markets	Transfer to UK Corporate	Transfer to US Retail & Commercial	Revised Treasury Allocations	Other adjustments		Revised
	£m	£m	£m	£m	£m	£m	£m		£m

Income statement
Net interest income	260	(91)	224	(62)	(2)	(25)	(1)		303
Non-interest income	282	-	214	(119)	(32)	-	(1)		344

Total income	542	(91)	438	(181)	(34)	(25)	(2)		647

Direct expenses
- staff	(96)	-	(136)	33	4	-	-		(195)
- other	(29)	-	(50)	14	2	-	2		(61)
Indirect expenses	(210)	-	(41)	68	12	-	-		(171)

	(335)	-	(227)	115	18	-	2		(427)

Operating profit before impairment losses	207	(91)	211	(66)	(16)	(25)	-		220
Impairment losses	(20)	-	24	2	1	-	(1)		6

Operating profit	187	(91)	235	(64)	(15)	(25)	(1)		226

Capital and balance sheet	£bn	£bn	£bn	£bn	£bn	£bn	£bn		£bn

Total third party assets	27.1	-	53.7	(2.7)	(1.2)	-	(0.1)		76.8
Loans and advances	17.2	-	48.8	(2.3)	(0.1)	-	2.8	(1)	66.4
Customer deposits	69.3	-	0.7	(23.8)	(0.5)	-	(1.6)	(2)	44.1
Risk-weighted assets	18.2	-	32.2	(3.0)	(0.4)	-	(1.3)		45.7

Notes:

(1)	International Banking is managed against combined Loan and Advances to Customers and Banks. Global Transaction Services was managed principally against Loans and Advances to Customers only.
(2)
Transfers to US Retail and Commercial Customer Deposits exclude repurchase agreements.  Global Transaction Services was managed on Customer Deposits including repurchase agreements in Customer Deposits.

Divisional Restatements (continued)
__________________________________________________________________________________________________________________________________________________________________________________

International Banking (continued)

	Quarter ended 31 December 2011
	Global Transaction Services as previously reported	Original Treasury Allocations	Transfer from Markets	Transfer to UK Corporate	Transfer to US Retail & Commercial	Revised Treasury Allocations	Other adjustments		Revised
	£m	£m	£m	£m	£m	£m	£m		£m

Income statement
Net interest income	277	(90)	203	(63)	(2)	(32)	-		293
Non-interest income	296	-	171	(128)	(36)	-	(3)		300

Total income	573	(90)	374	(191)	(38)	(32)	(3)		593

Direct expenses
- staff	(95)	-	(105)	36	5	-	(1)		(160)
- other	(26)	-	(43)	13	4	-	1		(51)
Indirect expenses	(208)	-	(47)	70	10	-	1		(174)

	(329)	-	(195)	119	19	-	1		(385)

Operating profit before impairment losses	244	(90)	179	(72)	(19)	(32)	(2)		208
Impairment losses	(47)	-	(11)	2	-	-	-		(56)

Operating profit	197	(90)	168	(70)	(19)	(32)	(2)		152

Capital and balance sheet	£bn	£bn	£bn	£bn	£bn	£bn	£bn		£bn

Total third party assets	25.9	-	47.8	(2.4)	(1.3)	-	(0.1)		69.9
Loans and advances	15.8	-	43.4	(2.0)	(0.2)	-	3.3	(1)	60.3
Customer deposits	71.7	-	0.6	(25.4)	(0.5)	-	(1.3)	(2)	45.1
Risk-weighted assets	17.3	-	30.8	(3.2)	(0.5)	-	(1.2)		43.2

Notes:

(1)	International Banking is managed against combined Loan and Advances to Customers and Banks. Global Transaction Services was managed principally against Loans and Advances to Customers only.
(2)
Transfers to US Retail and Commercial Customer Deposits exclude repurchase agreements.  Global Transaction Services was managed on Customer Deposits including repurchase agreements in Customer Deposits.

Divisional Restatements (continued)
__________________________________________________________________________________________________________________________________________________________________________________

Ulster Bank

	Year ended 31 December 2010				Year ended 31 December 2011
	Previously reported	Original Treasury Allocations	Revised Treasury Allocations	Revised	Previously reported	Original Treasury Allocations	Revised Treasury Allocations	Revised
	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	761	99	(21)	839	696	17	23	736
Non-interest income	214	-	-	214	211	-	-	211

Total income	975	99	(21)	1,053	907	17	23	947

Direct expenses
- staff	(237)	-	-	(237)	(221)	-	-	(221)
- other	(74)	-	-	(74)	(67)	-	-	(67)
Indirect expenses	(264)	-	-	(264)	(259)	-	-	(259)

	(575)	-	-	(575)	(547)	-	-	(547)

Operating profit before impairment losses	400	99	(21)	478	360	17	23	400
Impairment losses	(1,161)	-	-	(1,161)	(1,384)	-	-	(1,384)

Operating loss	(761)	99	(21)	(683)	(1,024)	17	23	(984)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Capital and balance sheet
Loans and advances to customers (gross)	36.9	-	-	36.9	34.1	-	-	34.1
Customer deposits	23.1	-	-	23.1	21.8	-	-	21.8
Risk-weighted assets	31.6	-	-	31.6	36.3	-	-	36.3

Divisional Restatements (continued)
__________________________________________________________________________________________________________________________________________________________________________________

Ulster Bank (continued)

	Quarter ended 31 March 2011				Quarter ended 31 December 2011
	Previously reported	Original Treasury Allocations	Revised Treasury Allocations	Revised	Previously reported	Original Treasury Allocations	Revised Treasury Allocations	Revised
	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	169	11	1	181	171	4	2	177
Non-interest income	51	-	-	51	49	-	-	49

Total income	220	11	1	232	220	4	2	226

Direct expenses
- staff	(56)	-	-	(56)	(53)	-	-	(53)
- other	(18)	-	-	(18)	(15)	-	-	(15)
Indirect expenses	(62)	-	-	(62)	(64)	-	-	(64)

	(136)	-	-	(136)	(132)	-	-	(132)

Operating profit before impairment losses	84	11	1	96	88	4	2	94
Impairment losses	(461)	-	-	(461)	(327)	-	-	(327)

Operating loss	(377)	11	1	(365)	(239)	4	2	(233)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Capital and balance sheet
Loans and advances to customers (gross)	37.2	-	-	37.2	34.1	-	-	34.1
Customer deposits	23.8	-	-	23.8	21.8	-	-	21.8
Risk-weighted assets	31.7	-	-	31.7	36.3	-	-	36.3

Divisional Restatements (continued)
__________________________________________________________________________________________________________________________________________________________________________________

US Retail & Commercial (£ Sterling)

	Year ended 31 December 2010					Year ended 31 December 2011
	Previously reported	Original Treasury Allocations	Transfer from Global Transaction Services	Revised Treasury Allocations	Revised	Previously reported	Original Treasury Allocations	Transfer from Global Transaction Services	Revised Treasury Allocations	Revised
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	1,917	31	5	(51)	1,902	1,896	29	7	(32)	1,900
Non-interest income	1,029	-	131	-	1,160	1,004	-	133	-	1,137

Total income	2,946	31	136	(51)	3,062	2,900	29	140	(32)	3,037

Direct expenses
- staff	(784)	-	(17)	-	(801)	(819)	-	(19)	-	(838)
- other	(569)	-	(11)	-	(580)	(544)	-	(13)	-	(557)
Indirect expenses	(770)	-	(43)	-	(813)	(733)	-	(46)	-	(779)

	(2,123)	-	(71)	-	(2,194)	(2,096)	-	(78)	-	(2,174)

Operating profit before impairment losses	823	31	65	(51)	868	804	29	62	(32)	863
Impairment losses	(517)	-	(2)	-	(519)	(325)	-	(1)	-	(326)

Operating profit	306	31	63	(51)	349	479	29	61	(32)	537

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Capital and balance sheet
Total third party assets	71.2	-	1.2	-	72.4	74.5	-	1.3	-	75.8
Loans and advances to customers (gross)	48.6	-	0.1	-	48.7	51.4	-	0.2	-	51.6
Customer deposits (excluding repos)	58.7	-	0.6	-	59.3	59.5	-	0.5	-	60.0
Risk-weighted assets	57.0	-	0.4	-	57.4	58.8	-	0.5	-	59.3

Divisional Restatements (continued)
__________________________________________________________________________________________________________________________________________________________________________________

US Retail & Commercial (£ Sterling) (continued)

	Quarter ended 31 March 2011					Quarter ended 31 December 2011
	Previously reported	Original Treasury Allocations	Transfer from Global Transaction Services	Revised Treasury Allocations	Revised	Previously reported	Original Treasury Allocations	Transfer from Global Transaction Services	Revised Treasury Allocations	Revised
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	451	12	2	(13)	452	493	5	2	(4)	496
Non-interest income	243	-	32	-	275	258	-	36	-	294

Total income	694	12	34	(13)	727	751	5	38	(4)	790

Direct expenses
- staff	(197)	-	(4)	-	(201)	(211)	-	(5)	-	(216)
- other	(124)	-	(2)	-	(126)	(133)	-	(4)	-	(137)
Indirect expenses	(183)	-	(12)	-	(195)	(185)	-	(10)	-	(195)

	(504)	-	(18)	-	(522)	(529)	-	(19)	-	(548)

Operating profit before impairment losses	190	12	16	(13)	205	222	5	19	(4)	242
Impairment losses	(110)	-	(1)	-	(111)	(65)	-	-	-	(65)

Operating profit	80	12	15	(13)	94	157	5	19	(4)	177

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Capital and balance sheet
Total third party assets	70.6	-	1.2	-	71.8	74.5	-	1.3	-	75.8
Loans and advances to customers (gross)	46.9	-	0.1	-	47.0	51.4	-	0.2	-	51.6
Customer deposits (excluding repos)	56.7	-	0.5	-	57.2	59.5	-	0.5	-	60.0
Risk-weighted assets	53.6	-	0.4	-	54.0	58.8	-	0.5	-	59.3

Divisional Restatements (continued)
__________________________________________________________________________________________________________________________________________________________________________________

US Retail & Commercial (US Dollar)

	Year ended 31 December 2010					Year ended 31 December 2011
	Previously reported	Original Treasury Allocations	Transfer from Global Transaction Services	Revised Treasury Allocations	Revised	Previously reported	Original Treasury Allocations	Transfer from Global Transaction Services	Revised Treasury Allocations	Revised
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Income statement
Net interest income	2,962	48	9	(79)	2,940	3,042	47	10	(51)	3,048
Non-interest income	1,591	-	201	-	1,792	1,611	-	212	-	1,823

Total income	4,553	48	210	(79)	4,732	4,653	47	222	(51)	4,871

Direct expenses
- staff	(1,212)	-	(26)	-	(1,238)	(1,313)	-	(31)	-	(1,344)
- other	(880)	-	(17)	-	(897)	(874)	-	(19)	-	(893)
Indirect expenses	(1,189)	-	(66)	-	(1,255)	(1,176)	-	(74)	-	(1,250)

	(3,281)	-	(109)	-	(3,390)	(3,363)	-	(124)	-	(3,487)

Operating profit before impairment losses	1,272	48	101	(79)	1,342	1,290	47	98	(51)	1,384
Impairment losses	(799)	-	(3)	-	(802)	(521)	-	(3)	-	(524)

Operating profit	473	48	98	(79)	540	769	47	95	(51)	860

	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn

Capital and balance sheet
Total third party assets	110.5	-	1.9	-	112.4	115.3	-	2.0	-	117.3
Loans and advances to customers (gross)	75.3	-	0.1	-	75.4	79.6	-	0.2	-	79.8
Customer deposits (excluding repos)	91.2	-	0.9	-	92.1	92.1	-	0.7	-	92.8
Risk-weighted assets	88.4	-	0.7	-	89.1	91.1	-	0.7	-	91.8

Divisional Restatements (continued)
__________________________________________________________________________________________________________________________________________________________________________________

US Retail & Commercial (US Dollar) (continued)

	Quarter ended 31 March 2011					Quarter ended 31 December 2011
	Previously reported	Original Treasury Allocations	Transfer from Global Transaction Services	Revised Treasury Allocations	Revised	Previously reported	Original Treasury Allocations	Transfer from Global Transaction Services	Revised Treasury Allocations	Revised
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Income statement
Net interest income	723	19	3	(21)	724	777	8	2	(6)	781
Non-interest income	389	-	51	-	440	406	-	56	-	462

Total income	1,112	19	54	(21)	1,164	1,183	8	58	(6)	1,243

Direct expenses
- staff	(315)	-	(7)	-	(322)	(331)	-	(8)	-	(339)
- other	(198)	-	(5)	-	(203)	(211)	-	(5)	-	(216)
Indirect expenses	(293)	-	(19)	-	(312)	(291)	-	(16)	-	(307)

	(806)	-	(31)	-	(837)	(833)	-	(29)	-	(862)

Operating profit before impairment losses	306	19	23	(21)	327	350	8	29	(6)	381
Impairment losses	(177)	-	-	-	(177)	(101)	-	(1)	-	(102)

Operating profit	129	19	23	(21)	150	249	8	28	(6)	279

	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn

Capital and balance sheet
Total third party assets	113.2	-	2.0	-	115.2	115.3	-	2.0	-	117.3
Loans and advances to customers (gross)	75.2	-	0.2	-	75.4	79.6	-	0.2	-	79.8
Customer deposits (excluding repos)	91.0	-	0.8	-	91.8	92.1	-	0.7	-	92.8
Risk-weighted assets	86.0	-	0.7	-	86.7	91.1	-	0.7	-	91.8

Divisional Restatements (continued)
__________________________________________________________________________________________________________________________________________________________________________________

Markets	Year ended 31 December 2010
	Global Banking & Markets as previously reported	Original Treasury Allocations	Transfer to International Banking	Revised Treasury Allocations	Other adjustments		Markets
	£m	£m	£m	£m	£m		£m

Income statement
Net interest income from banking activities	1,276	54	(1,008)	283	-		605

Net fees and commissions receivable	1,495	-	(764)	-	-		731
Income from trading activities	4,982	-	(129)	-	(68)		4,785
Other operating income (net of related funding costs)	159	-	(47)	-	-		112

Non-interest income	6,636	-	(940)	-	(68)		5,628

Total income	7,912	54	(1,948)	283	(68)		6,233

Direct expenses
- staff	(2,693)	-	611	-	-		(2,082)
- other	(842)	-	179	-	-		(663)
Indirect expenses	(862)	-	163	-	-		(699)

	(4,397)	-	953	-	-		(3,444)

Operating profit before impairment losses	3,515	54	(995)	283	(68)		2,789
Impairment losses	(151)	-	86	-	-		(65)

Operating profit	3,364	54	(909)	283	(68)	(1)	2,724

Capital and balance sheet	£bn	£bn	£bn	£bn	£bn		£bn
Loans and advances	119.6	-	(51.0)	-	-		68.6
Reverse repos	94.8	-	-	-	-		94.8
Securities	119.2	-	(3.1)	-	-		116.1
Cash and eligible bills	38.8	-	-	-	-		38.8
Other	24.3	-	(2.2)	-	-		22.1

Total third party assets (excluding derivatives mark-to-market)	396.7	-	(56.3)	-	-		340.4
Net derivative assets (after netting)	37.4	-	-	-	-		37.4
Risk-weighted assets	146.9	-	(36.6)	-	-		110.3

Note:

(1)	FVDL is now shown as part of OCA below Operating profit.

Divisional Restatements (continued)
__________________________________________________________________________________________________________________________________________________________________________________

Markets (continued)	Year ended 31 December 2011
	Global Banking & Markets as previously reported	Original Treasury Allocations	Transfers to International Banking	Revised Treasury Allocations	Other adjustments		Revised
	£m	£m	£m	£m	£m		£m

Income statement
Net interest income from banking activities	719	41	(871)	190	-		79

Net fees and commissions receivable	1,281	-	(678)	-	-		603
Income from trading activities	3,736	-	(66)	-	(68)		3,602
Other operating income (net of related funding costs)	205	-	(74)	-	-		131

Non-interest income	5,222	-	(818)	-	(68)		4,336

Total income	5,941	41	(1,689)	190	(68)		4,415

Direct expenses
- staff	(2,454)	-	491	-	-		(1,963)
- other	(928)	-	182	-	-		(746)
Indirect expenses	(949)	-	180	-	-		(769)

	(4,331)	-	853	-	-		(3,478)

Operating profit before impairment losses	1,610	41	(836)	190	(68)		937
Impairment losses	(49)	-	11	-	-		(38)

Operating profit	1,561	41	(825)	190	(68)	(1)	899

Capital and balance sheet	£bn	£bn	£bn	£bn	£bn		£bn
Loans and advances	104.6	-	(43.4)	-	-		61.2
Reverse repos	100.5	-	-	-	-		100.5
Securities	111.0	-	(2.6)	-	-		108.4
Cash and eligible bills	28.1	-	-	-	-		28.1
Other	17.5	-	(1.8)	-	-		15.7

Total third party assets (excluding derivatives mark-to-market)	361.7	-	(47.8)	-	-		313.9
Net derivative assets (after netting)	37.0	-	-	-	-		37.0
Risk-weighted assets	151.1	-	(30.8)	-	-		120.3

Note:

(1)	FVDL is now shown as part of OCA below Operating profit.

Divisional Restatements (continued)
__________________________________________________________________________________________________________________________________________________________________________________

Markets (continued)	Quarter ended 31 March 2011
	Global Banking & Markets as previously reported	Original Treasury Allocations	Transfer to International Banking	Revised Treasury Allocations	Other adjustments		Markets
	£m	£m	£m	£m	£m		£m

Income statement
Net interest income from banking activities	193	28	(224)	59	-		56

Net fees and commissions receivable	390	-	(183)	-	-		207
Income from trading activities	1,752	-	(14)	-	79		1,817
Other operating income (net of related funding costs)	45	-	(17)	-	-		28

Non-interest income	2,187	-	(214)	-	79		2,052

Total income	2,380	28	(438)	59	79		2,108

Direct expenses
- staff	(863)	-	136	-	-		(727)
- other	(216)	-	50	-	-		(166)
Indirect expenses	(227)	-	41	-	-		(186)

	(1,306)	-	227	-	-		(1,079)

Operating profit before impairment losses	1,074	28	(211)	59	79		1,029
Impairment losses	24	-	(24)	-	-		-

Operating profit	1,098	28	(235)	59	79	(1)	1,029

Capital and balance sheet	£bn	£bn	£bn	£bn	£bn		£bn
Loans and advances	116.3	-	(48.8)	-	-		67.5
Reverse repos	105.1	-	-	-	-		105.1
Securities	132.2	-	(3.0)	-	-		129.2
Cash and eligible bills	33.9	-	-	-	-		33.9
Other	35.8	-	(1.9)	-	-		33.9

Total third party assets (excluding derivatives mark-to-market)	423.3	-	(53.7)	-	-		369.6
Net derivative assets (after netting)	34.5	-	-	-	-		34.5
Risk-weighted assets	146.5	-	(32.2)	-	-		114.3

Note:

(1)	FVDL is now shown as part of OCA below Operating profit.

Divisional Restatements (continued)
__________________________________________________________________________________________________________________________________________________________________________________

Markets (continued)	Quarter ended 31 December 2011
	Global Banking & Markets as previously reported	Original Treasury Allocations	Transfer to International Banking	Revised Treasury Allocations	Other adjustments		Markets
	£m	£m	£m	£m	£m		£m

Income statement
Net interest income from banking activities	174	2	(203)	50	-		23

Net fees and commissions receivable	239	-	(177)	-	-		62
Income from trading activities	460	-	18	-	102		580
Other operating income (net of related funding costs)	39	-	(12)	-	-		27

Non-interest income	738	-	(171)	-	102		669

Total income	912	2	(374)	50	102		692

Direct expenses
- staff	(459)	-	105	-	-		(354)
- other	(240)	-	43	-	-		(197)
Indirect expenses	(240)	-	47	-	-		(193)

	(939)	-	195	-	-		(744)

Operating loss before impairment losses	(27)	2	(179)	50	102		(52)
Impairment losses	(68)	-	11	-	-		(57)

Operating loss	(95)	2	(168)	50	102	(1)	(109)

Capital and balance sheet	£bn	£bn	£bn	£bn	£bn		£bn
Loans and advances	104.6	-	(43.4)	-	-		61.2
Reverse repos	100.5	-	-	-	-		100.5
Securities	111.0	-	(2.6)	-	-		108.4
Cash and eligible bills	28.1	-	-	-	-		28.1
Other	17.5	-	(1.8)	-	-		15.7

Total third party assets (excluding derivatives mark-to-market)	361.7	-	(47.8)	-	-		313.9
Net derivative assets (after netting)	37.0	-	-	-	-		37.0
Risk-weighted assets	151.1	-	(30.8)	-	-		120.3

Note:

(1)	FVDL is now shown as part of OCA below Operating profit.

Divisional Restatements (continued)
__________________________________________________________________________________________________________________________________________________________________________________

Central Items

	Year ended 31 December 2010					Year ended 31 December 2011
	Previously reported	Original Treasury Allocations	Revised Treasury Allocations	Other adjustments	Revised	Previously reported	Original Treasury Allocations	Revised Treasury Allocations	Other adjustments	Revised
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Central items not allocated	577	(277)	331	(1)	630	156	(573)	597	11	191

	Quarter ended 31 March 2011					Quarter ended 31 December 2011
	Previously reported	Original Treasury Allocations	Revised Treasury Allocations	Other adjustments	Revised	Previously reported	Original Treasury Allocations	Revised Treasury Allocations	Other adjustments	Revised
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Central items not allocated	(43)	(155)	164	2	(32)	85	(127)	130	1	89

Divisional Restatements (continued)
_________________________________________________________________________________________________________________________________________________________________________________

Non-Core

	Year ended 31 December 2010				Year ended 31 December 2011
	Previously reported	Original Treasury Allocations	Revised Treasury Allocations	Revised	Previously reported	Original Treasury Allocations	Revised Treasury Allocations	Revised
	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	1,959	418	(628)	1,749	881	725	(743)	863
Non-interest income	1,005	-	-	1,005	325	-	-	325

Total income	2,964	418	(628)	2,754	1,206	725	(743)	1,188

Direct expenses
- staff	(731)	-	-	(731)	(375)	-	-	(375)
- operating lease depreciation	(452)	-	-	(452)	(347)	-	-	(347)
- other	(573)	-	-	(573)	(256)	-	-	(256)
Indirect expenses	(500)	-	-	(500)	(317)	-	-	(317)

	(2,256)	-	-	(2,256)	(1,295)	-	-	(1,295)

Operating profit/(loss) before insurance net claims and impairment losses	708	418	(628)	498	(89)	725	(743)	(107)
Insurance net claims	(737)	-	-	(737)	(195)	-	-	(195)
Impairment losses	(5,476)	-	-	(5,476)	(3,919)	-	-	(3,919)

Operating loss	(5,505)	418	(628)	(5,715)	(4,203)	725	(743)	(4,221)

Capital and balance sheet	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Total third party assets (excluding derivatives)	137.9	-	-	137.9	93.7	-	-	93.7
Total third party assets (including derivatives)	153.9	-	-	153.9	104.7	-	-	104.7
Loans and advances to customers (gross)	108.4	-	-	108.4	79.4	-	-	79.4
Customer deposits	6.7	-	-	6.7	3.5	-	-	3.5
Risk-weighted assets	153.7	-	-	153.7	93.3	-	-	93.3

Divisional Restatements (continued)
__________________________________________________________________________________________________________________________________________________________________________________

Non-Core (continued)

	Quarter ended 31 March 2011				Quarter ended 31 December 2011
	Previously reported	Original Treasury Allocations	Revised Treasury Allocations	Revised	Previously reported	Original Treasury Allocations	Revised Treasury Allocations	Revised
	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	303	182	(233)	252	129	174	(148)	155
Non-interest income	183	-	-	183	(433)	-	-	(433)

Total income	486	182	(233)	435	(304)	174	(148)	(278)

Direct expenses
- staff	(91)	-	-	(91)	(82)	-	-	(82)
- operating lease depreciation	(87)	-	-	(87)	(91)	-	-	(91)
- other	(69)	-	-	(69)	(57)	-	-	(57)
Indirect expenses	(76)	-	-	(76)	(84)	-	-	(84)

	(323)	-	-	(323)	(314)	-	-	(314)

Operating profit/(loss) before insurance net claims and impairment losses	163	182	(233)	112	(618)	174	(148)	(592)
Insurance net claims	(128)	-	-	(128)	61	-	-	61
Impairment losses	(1,075)	-	-	(1,075)	(751)	-	-	(751)

Operating loss	(1,040)	182	(233)	(1,091)	(1,308)	174	(148)	(1,282)

Capital and balance sheet	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Total third party assets (excluding derivatives)	124.8	-	-	124.8	93.7	-	-	93.7
Total third party assets (including derivatives)	137.1	-	-	137.1	104.7	-	-	104.7
Loans and advances to customers (gross)	101.0	-	-	101.0	79.4	-	-	79.4
Customer deposits	7.1	-	-	7.1	3.5	-	-	3.5
Risk-weighted assets	128.5	-	-	128.5	93.3	-	-	93.3

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 01 May 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary